Zentek Announces C$20 Million Bought Deal Public Offering and C$12.5 Million
Non-Brokered Private Placement

NOT FOR DISSEMINATION IN THE UNITED STATES OR

FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES.

GUELPH, Ontario, Nov. 16, 2021 (GLOBE NEWSWIRE) -- Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF) a Canadian, IP development and commercialization company focused on next-gen healthcare solutions announces that it has entered into an agreement with Eight Capital as lead underwriter and sole bookrunner on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase on a bought deal basis 3,419,000 common shares of the Company (the "Common Shares"), at a price of C$5.85 per Common Share (the "Offering Price") for gross proceeds of approximately C$20.0 million (the "Brokered Offering"). The Company has granted the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 15% of the Common Shares of the Offering on the same terms exercisable at any time up to 30 days following the closing of the Brokered Offering, for market stabilization purposes and to cover over-allotments, if any.

In addition, the Company intends to complete a concurrent non-brokered private placement of 2,137,000 Common Shares at the Offering Price to certain shareholders for aggregate gross proceeds of approximately $12.5 million (the "Concurrent Private Placement", and collectively with the Brokered Offering, the "Offerings"). The Common Shares issuable pursuant to the Concurrent Private Placement will be on the same terms as those issuable pursuant to the Offering.

The net proceeds from the Offerings will be used for capital expenses, research and development, acceleration of business growth opportunities and working capital.

Closing of the Offerings is expected to occur on or about December 8, 2021 and is subject to regulatory approval, including that of the TSX Venture Exchange.

The Common Shares to be issued under the Offering will be offered by way of a short form prospectus in each of the Provinces of Canada, except Quebec, and may be offered in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws, and certain other jurisdictions outside of Canada and the United States.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZENGuard™, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

To find out more about Zentek Ltd., please visit our website at www.zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at www.sedar.com.

For further information:

Matt Blazei

CORE IR

(212) 655-0924

mattb@coreir.com

Forward-looking statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.